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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Coolidge, Nathaniel S. (Last) (First) (Middle)		12/11/02

	218 Summer Street (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			W.P. Carey & Co. LLC (“WPC”)		☒	Director	☐	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Manchester, MA 01944 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Not Applicable (1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) No issuer securities are owned as of the statement date.

/s/ Nathaniel S. Coolidge	3/10/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

(W. P. CAREY LOGO)	Form 3 continuation Statement for 12/11/2002 Filer: Nathaniel S. Coolidge Issuer: W.P. Carey & Co. LLC Ticker: WPC 5 February 2003

US Securities and Exchange Commission

450 5th Street, NW
Washington, D.C. 20549
RE:          CIK #0001219486

To Whom It May Concern:

      This is to advise that I authorize the following persons to execute Forms 3, 4, and 5 on my behalf pursuant to Section 16 of the Securities and Exchange Act of 1934 until such consent is revoked expressly via written correspondence to your office:

Agent:	John Park

Company:	W.P. Carey & Co. LLC

Company Address:	50 Rockefeller Plaza New York, NY 10020

Agent:	Jasmine Moore

Company:	W.P. Carey & Co. LLC

Company Address:	50 Rockefeller Plaza New York, NY 10020

Agent:	Joseph Martell

Company:	W.P. Carey & Co. LLC

Company Address:	50 Rockefeller Plaza New York, NY 10020

Agent:	Samuel Hood

Company:	W.P. Carey & Co. LLC

Company Address:	50 Rockefeller Plaza New York, NY 10020
      I may be reached at (978) 526-8461 should you require additional information.

Very truly yours,
/s/ NATHANIEL S. COOLIDGE Nathaniel S. Coolidge
Independent Director
W.P. Carey & Co. LLC

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W.P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020 212-492-1100 1-800-WP CAREY Fax 212-492-8922	(WPC LISTED NYSE LOGO)